Exhibit 99.61

AMENDED & RESTATED MASTER SERVICES AGREEMENT

This Amended and Restated Master Services Agreement (“Agreement”) is made as of the 1st day of November, 2017, by and between RxC Acquisition Company d/b/a RxCrossroads (“RxCrossroads”), a Delaware corporation with its principal place of business at 10350 Ormsby Park Place, Suite 500, Louisville, Kentucky 40223, and Theratechnologies Inc. (“Customer”), a corporation governed by the laws of Québec with a principal place of business at 2015 Peel Street., Suite 500, Montréal, Québec, H3A 1T8, Canada. RxCrossroads and Customer agree as follows:

1.    Definitions. Capitalized terms not otherwise defined shall have the meanings set forth as follows:

“Affiliate” shall mean any person or entity which is now, or hereafter becomes, controlled by or under the common control with, either of the parties to this Agreement, by virtue of greater than fifty percent (50%) ownership of issued and outstanding voting securities or voting rights, directly or indirectly.

“Agreement”, “hereof” and “hereunder” and words of similar import shall mean this Agreement and all Statements of Work entered under this Agreement, and as the same may be amended from time to time in accordance with the terms set forth herein.

“Arising Intellectual Property” shall mean Intellectual Property, whether patentable or not, created, conceived or reduced to practice by RxCrossroads, either alone or in combination with others, which was created, conceived or reduced to practice for Customer for the sole purpose of carrying out the Services. Notwithstanding the foregoing, the parties acknowledge and agree that Arising Intellectual Property does not include, and each party retains all rights, title, interest and/or ownership in and to, all Background Intellectual Property. Further, the parties acknowledge and agree that Arising Intellectual Property does not include any Intellectual Property owned or licensed by any third-party and/or which is derivative of, an enhancement or extension to, and or wholly incorporative of any Intellectual Property owned by any third-party.

“Background Intellectual Property” shall mean all Intellectual Property owned or licensed by the respective parties as of May 12, 2014 and/or any Intellectual Property conceived, reduced to practice, used or developed by either party outside the scope of this Agreement, and any improvements or enhancements thereof, and that is under the control of either party and that is reasonably necessary, relevant or otherwise useful for performing the Services under this Agreement. For the purposes of this definition “control” means ownership and/or right to grant access or licenses to third-parties. The parties acknowledge and agree that all Background Intellectual Property is not deemed Arising Intellectual Property or “work made for hire” under this Agreement or any Statement of Work, and each party retains all right, title and/or interest in and to any Background Intellectual Property. For purposes of clarity, any processes, procedures, methodologies, formulas, practices and know-how which has general application or use for RxCrossroads’ business shall be considered RxCrossroads’ Background Intellectual Property.

“Intellectual Property” shall mean inventions, discoveries and/or improvements, patents, patent applications, trademarks (whether registered or unregistered), trademark applications, trade names, service marks (whether registered or unregistered), service mark applications, copyrights (whether registered or unregistered), copyright applications, creative works, derivative works, moral rights, trade secrets, proprietary information, rights to use, industrial designs, Software, propriety information, know-how, technology, development tools, ideas, concepts, design right, moral right, data base right, methodology, proprietary materials, including chemical and biological materials, and all proprietary tools, computer programs, algorithms, databases, methods and techniques, processes and other materials and ideas.

“Services” shall mean those services set forth in a Statement of Work.

“Software” shall mean software programs, including without limitation firmware, object code, source code and media, in machine readable and printed form, and any improvement, addition, modification or new version thereof.

“Statement of Work” shall mean a mutually agreed description of the services to be performed by RxCrossroads for Customer which is executed and dated by the parties and which may set forth, as applicable (i) functional specifications, work plans, acceptance criteria and deliverables, (ii) a detailed timetable for performing the work, (iii) fees to be paid, associated payment dates and any payment adjustment and credit provisions, and (iv) any other information necessary for a full understanding of the services to be performed and the obligations of the parties.

2.    Scope of Services and Engagement.

2.1

Services. RxCrossroads will provide Services for or on behalf of Customer pursuant to separate Statements of Work. Each Statement of Work will specify the products of Customer (“Products”) to which the Services pertain. Each Statement of Work shall be subject to all of the terms and conditions of this Agreement, in addition to the specific details set forth in the Statement of Work. A Statement of Work may provide that RxCrossroads is the exclusive provider of the Services. To the extent any terms or provisions of a Statement of Work conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement will prevail, except to the extent that the applicable Statement of Work expressly and specifically states an intent to supersede this Agreement on a specific matter. All terms, provisions, and conditions of any Purchase Order issued by the Customer shall be considered null and void and of no force and effect as to the parties, and the terms and conditions of this Agreement shall govern all Purchase Orders. RxCrossroads shall not begin providing any Services until the applicable Statement of Work has been executed by both parties. The Statements of Work are an integral part of this Agreement and are hereby incorporated into this Agreement by reference. The Services may be changed only by written amendments to the Statements of Work as agreed to and signed by the parties hereto.

2.2

Complete Information. Notwithstanding anything contained herein or elsewhere to the contrary, RxCrossroads shall be under no obligation to provide Services under the applicable Statement of Work until RxCrossroads has received all the information necessary to enable it to provide said Services in accordance with applicable local, state and federal laws and regulations. RxCrossroads will promptly provide Customer with notice of any missing information that RxCrossroads requires to perform the Services.

2.3

Cooperation and Coordination. RxCrossroads will utilize its standard operating procedures in providing the Services. Upon request by Customer, RxCrossroads will provide copies of such standard operating procedures to Customer. Customer may request that RxCrossroads reasonably accommodate Customer requested modifications to RxCrossroads’ standard operating procedures; provided however, that material modifications shall be performed at Customer’s cost at those fees set forth in the applicable Statement of Work. Where no such standard operating procedure exists, the parties agree to adopt mutually agreeable protocols to support the delivery of Services, with the cost to develop the subject standard operating procedures to be shared equally by the parties.

3.    Term and Termination.

3.1

Term. The initial term of this Agreement shall begin November 1, 2017 (the “Effective Date”) and shall continue for a period of two (2) years following the date ibalizumab is brought into RxCrossroads’ inventory (the “Term”), subject to earlier termination in accordance with Section 3.2 herein. All references in this Agreement to days are references to calendar days, unless otherwise stated. Notwithstanding anything contained in this Agreement to the contrary, unless terminated in accordance with the terms of Section 3.2, this Agreement will remain in effect after termination or expiration for the sole purpose of, and until the completion of, all Statements of Work and the performance of all of RxCrossroads’ duties under all Statements of Work.

3.2	Termination of the Agreement.

3.2.1

Termination for Fraudulent or Criminal Conviction. Either party may terminate this Agreement immediately upon written notice to the other in the event that the other party is convicted of engaging in fraudulent or criminal conduct in connection with the Services or the marketing, sale or distribution of Products.

3.2.2

Termination for Breach or Default. Either party may terminate this Agreement if the other party has committed a breach of its representations, warranties, covenants or obligations under this Agreement and the breaching party has not cured said breach within [REDACTED: Time Period] after receipt of written notice of such breach; provided, however, that if the party providing such written notice of breach to the breaching party determines that the nature of the breach is such that more than [REDACTED: Time Period] may be required for its cure, then the party providing such written notice of breach may grant the breaching party a longer period of time to cure such breach.

3.2.3

Termination for Insolvency. To the extent permitted by applicable laws, and upon prior written notice, Customer may terminate this Agreement upon the insolvency of RxCrossroads, and RxCrossroads may terminate this Agreement upon the insolvency of Customer as appropriate. The “insolvency” of a party shall mean the filing of a petition commencing a voluntary case against such party under the United States Bankruptcy Code or similar laws outside of the United States; a general assignment by such party for the benefit of creditors; the inability of such party to pay its debts as they become due; such party’s seeking or consenting to, or acquiescence in, the appointment of any trustee, receiver or liquidation of it, or any material party of its property; the commencement against such party of an involuntary case under the United States Bankruptcy Code or similar laws outside of the United States; proceeding under any receivership, composition, readjustment, liquidation, insolvency, dissolution, or like law or statute, which case or proceeding is not dismissed or vacated within [REDACTED: Time Period]; or the filing of a petition under chapter 11 of the United States Bankruptcy Code or similar laws outside of the United States.

3.2.4

Termination for Product Withdrawals. This Agreement shall automatically terminate in the event that all Statements of Work have been terminated due to any order, decree or judgment of any governmental body in the United States that enjoins or prevents the marketing, promotion and sale of the Products in the United States, provided that all fees, costs and expenses which are due under all Statements of Work shall have been paid in full by the Customer. In the event Customer begins to promote, market, sell and/or distribute a Product in the United States within [REDACTED: Time Period] of the effective date of the termination of this Agreement under this Section 3.2.4, Customer and RxCrossroads will reinstate this Agreement and the applicable Statement(s) of Work only for the time period remaining in the term of the subject Statement of Work. The parties agree that the foregoing sentence shall survive the termination of this Agreement.

3.2.5

Termination for Lack of Agreement. Either party may terminate this Agreement upon [REDACTED: Time Period] prior written notice to the other if the parties are unable to agree on a price adjustment pursuant to Section 10.4(c) of this Agreement.

3.2.6

Termination for Force Majeure. Either party may terminate this Agreement and any applicable Statement of Work upon [REDACTED: Time Period] prior written notice to the other if the party who has invoked “force majeure” is unable to comply with its obligations under this Agreement and any Statement of Work after [REDACTED: Time Period] of the existence of a “force majeure”.

3.3	Termination of a Statement of Work.

3.3.1

Termination for Breach or Default. Either party may terminate a Statement of Work if the other party has committed a breach of its obligations under a Statement of Work and the breaching party has not cured said breach within [REDACTED: Time Period] after receipt of written notice of such breach; provided, however, that if the party providing such written notice of breach to the breaching party determines that the nature of the breach is such that more than [REDACTED: Time Period] may be required for its cure, then the party providing such written notice of breach may grant the breaching party a longer period of time to cure such breach.

3.3.2	Termination of the Agreement. The termination of this Agreement by either party pursuant to Section 3.2 shall automatically terminate any and all Statements of Work, unless otherwise agreed.

3.3.3

Termination Rights in a Statement of Work. A Statement of Work may be terminated in accordance with the termination provisions, if any, set forth in the applicable Statement of Work without terminating this Agreement.

3.4

Effect of Expiration or Termination. Upon expiration or termination of this Agreement for any reason, each party, at its own cost, shall promptly return all copies of the other party’s Confidential Information (as hereinafter defined) or, at the direction of the other party, shall instead certify that such Confidential Information has been destroyed, unless a party is required to maintain such information by any law, rule or regulation, or to comply with auditing requirements or to ensure compliance with this Agreement. Further, upon expiration or termination of this Agreement or a Statement of Work relating to Products, RxCrossroads shall transfer or dispose of any Products in its possession as directed by Customer and at Customer’s expense. Provided that no undisputed invoices are outstanding and overdue, RxCrossroads agrees to assist Customer, by performing all reasonably requested tasks and provide reasonable access to records specifically relating to the Services for a period of [REDACTED: Time Period] following the termination of this Agreement or the applicable Statement of Work, at Customer’s expense, in the decommissioning and transition of the Services to Customer or Customer’s agent to ensure a smooth transition and uninterrupted service. Such tasks may include, but shall not be limited to, continuation of Services pursuant to terms of the Agreement and the referral to Customer or its agent of all inquiries relating to Customer or the Products. Upon termination or expiration of this Agreement or a Statement of Work, Customer agrees to pay to RxCrossroads an amount corresponding to the work actually performed by RxCrossroads until the date of termination of the Services and any and all costs and expenses associated with the termination and/or transition of the Services less any amounts which have been paid by the Customer to RxCrossroads in advance for the work that will not be undertaken as a result of the termination of the Services.

4.    Insurance.

4.1	RxCrossroads’ Insurance. During the term of this Agreement, RxCrossroads will maintain policies of insurance of the following types and amounts:

4.1.1	Commercial General Liability insurance with limits of [REDACTED: Amount of Insurance] combined single limit, per occurrence, or a combination of Commercial General Liability and Umbrella Liability.

4.1.2	Workers Compensation insurance as required by any applicable state law and Employer’s Liability insurance with a minimum of [REDACTED: Amount of Insurance].

4.1.3	Inventory insurance coverage for the goods of others, inclusive of spoilage, with limits of [REDACTED: Amount of Insurance], subject to any limitations of liability set forth in a Statement of Work.

4.2	Customer’s Insurance. During the Term of this Agreement, Customer will maintain policies of insurance of the following types and amounts:

4.2.1

Commercial General Liability insurance with limits of [REDACTED: Amount of Insurance] combined single limit, per occurrence, or a combination of Commercial General Liability and Umbrella Liability. Customer shall also maintain employer’s liability insurance with limits being no less than [REDACTED: Amount of Insurance].

4.2.2	Property insurance coverage with limits of [REDACTED: Amount of Insurance] per loss.

4.2.3	Product Liability insurance with coverage equal to or greater than [REDACTED: Amount of Insurance] per claim and per policy aggregate.

4.2.4	Errors and Omission Liability insurance with coverage equal to or greater than [REDACTED: Amount of Insurance] per claim and per policy aggregate.

Customer shall provide RxCrossroads with no less than [REDACTED: Time Period] prior written notice of any cancellation of any such insurance coverage of Customer and with [REDACTED: Time Period] written notice of any notice of cancellation received from the insurance company(ies) issuing the policies. Any employee, officer, director or representative of Customer who is injured while visiting a RxCrossroads’ facility shall seek recovery for any expenses, loss wages or damages solely from the Canadian Commission de la Santé et de Sécurité au Travail. Customer shall further cause its independent contractors in the United States to maintain workers’ compensation insurance and employer’s liability insurance with limits being no less than the statutory minimums at any time when such contractors or their employees are at a RxCrossroads’ facility. Except with respect to property insurance coverage, Customer shall name RxCrossroads as an additional insured under its insurance coverage solely with respect to liability of Customer arising under this Agreement and any Statement of Work. All insurance required to be maintained by Customer hereunder shall: [REDACTED: Terms and Conditions of Insurance].

4.3

Certificates of Insurance. Terms of all insurance coverage shall be evidenced by certificates of insurance issued by recognized insurers to be furnished to the other party at the place for notices provided under this Agreement. All insurance required under this Section 4 shall be rated by A.M. Best’s Rating Service as “A”, and a class size of “VII” or better. Each party will furnish certificates or memorandums of insurance to the other party evidencing the insurance required by this Agreement. Insurers shall be licensed to do business in the state where operations are maintained. RxCrossroads shall not commence any Services until all of the insurance coverage required herein shall have been obtained by Customer, and Customer has furnished certificates or memorandums of insurance to RxCrossroads evidencing the insurance required by this Agreement.

4.4

No Impact or Liability. None of the requirements contained under this Section 4 as to types and limits of insurance coverage to be maintained by the parties are intended to, nor shall they in any manner, limit, expand or qualify the liabilities or obligations assumed by a party hereunder or under any Statement of Work.

5.    Limits of Liability

5.1

NO LIABILITY FOR SPECIAL DAMAGES. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY OTHER AGREEMENTS BETWEEN THE PARTIES, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, OR PUNITIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF PRODUCTION, LOSS OF INCOME, OR LOSS OF PROFITS, EVEN IF NOTICE WAS GIVEN OF THE POSSIBILITY OF SUCH DAMAGES AND EVEN IF SUCH DAMAGES WERE REASONABLY FORESEEABLE, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY BREACH HEREOF, EXCEPT TO THE EXTENT THAT ANY SUCH DAMAGES (A) ARE PAYABLE TO A THIRD PARTY AS PART OF A THIRD-PARTY CLAIM PURSUANT TO AN INDEMNITY UNDER SECTION 6 BELOW, OR (B) ARISE OUT OF OR RELATE TO A BREACH BY EITHER PARTY OF ANY OBLIGATION OF CONFIDENTIALITY OR RESTRICTION ON USE PROVIDED IN SECTION 14.12 BELOW.

6.    Indemnification.

6.1

By RxCrossroads. Subject to any limits set forth in a Statement of Work, RxCrossroads will indemnify, defend, and hold Customer and its officers, directors and employees harmless from and against any and all liabilities, damages, fines, penalties, costs, claims, interest, and expenses, including expenses for death of or injury to persons or damage to or destruction of property (including costs of defense, settlement, and reasonable attorneys’ fees but excluding in-house counsel fees), collectively “Losses”, which are generated by claims, allegations, actions, causes of action, demands, assertions, adjudications, or suits by or of third-parties, which Losses are attributable to (a) the negligence or willful misconduct of RxCrossroads or its agents, employees, and its subcontractors (excluding delivery/postage service subcontractors) in performing its obligations under this Agreement, or (b) violations of any federal, provincial, state or local law, statute, regulation, rule, ordinance, order, or government directive to RxCrossroads and arising out of or in connection with the Services, or (c) RxCrossroads’ breach of any representation, warranty, covenant or obligation set forth in this Agreement or any Statement of Work, except that RxCrossroads shall not defend, indemnify, or save harmless Customer or its officers, agents, directors or employees for any such Losses (x) caused by the negligence or willful misconduct of Customer, its agents, employees, or subcontractors or (y) which are covered by Section 6.2.

6.2

By Customer. Customer will indemnify, defend and hold RxCrossroads and its officers, directors and employees harmless from and against any and all Losses which are generated by claims, allegations, actions, causes of action, demands, assertions, adjudications, or suits by or of third-parties, which Losses are attributable to (a) any and all product liability relating to Products, (b) the physical illness, injury or death of a person caused by or alleged to have been caused by a Product, (c) the negligence or willful misconduct of Customer or its employees, agents and subcontractors in performing its obligations under this Agreement or receiving the benefits of this Agreement, (d) any claims, enforcement actions, fines, costs, or recalls or retrievals of Products, (e) violations of any federal, provincial, state or local law, statute, regulation, rule, ordinance, declaration, act, code, order, or government directive by Customer including, without limitation, those relating to the manufacture, sale, distribution, promotion, possession and use of the Product, protection of the environment or public health, (f) any breach of this Agreement by Customer, including without limitation, any breach of any representation, warranty or covenant or any misrepresentation made by Customer in this Agreement or any Statement of Work, (g) infringement of patent or proprietary rights, or (h) the injuries of any employee, officer, director or representative of Customer who is injured while visiting a RxCrossroads’ facility; except that Customer shall not defend, indemnify, or save harmless RxCrossroads for any Losses (x) caused by the negligence or willful misconduct of RxCrossroads, its agents, employees, or subcontractors (excluding delivery/postage service subcontractors) or (y) which are covered by Section 6.1.

6.3

Indemnification Procedure. If either party seeks indemnification hereunder (the “indemnified party”) from the other party (the “indemnifying party”) with respect to a third-party claim, the indemnified party will notify the indemnifying party as promptly as practicable and give the indemnifying party an opportunity to defend the claim. The indemnified party will extend reasonable cooperation in connection with such defense. If the indemnifying party fails to defend the claim within a reasonable time, the indemnified party may, upon written notice to the indemnifying party, assume the defense thereof, and the indemnifying party will repay the indemnified party for all reasonable expenses incurred in connection with such defense (including reasonable attorneys’ fees, but excluding in-house counsel fees, settlement payments, and payments of judgments) until the indemnifying party assumes such defense. The foregoing indemnity obligations will extend only to the Losses actually suffered by the indemnified party, reduced by any offsetting assets, payments or services received from any third-party including any insurer. Subject to the provisions of Section 4.2, the indemnifying party will be subrogated to all rights of the indemnified party against any third-party with respect to any claim for which indemnity was paid.

6.4

Settlement. No compromise or settlement of any third-party claim may be effected by the indemnifying party without the indemnified party’s written consent (which consent shall not be unreasonably withheld or delayed), unless (a) there is no finding or admission of any violation of law or any violation of the rights of any person and no effect on any other claims that may be made against the indemnified party, (b) the sole relief provided is monetary damages that are paid in full by the indemnifying party, and (c) the indemnified party’s rights under this Agreement are not adversely affected. The indemnified party shall have no right to settle any such third-party claim without the prior written consent of the indemnifying party (and any such settlement without the prior written consent of the indemnifying party shall relieve the indemnifying party of its obligations under this Section 6.4 with respect to such settlement) unless (w) there is no finding or admission of any violation of law or any violation of the rights of any person and no effect on any other claims that may be made against the indemnifying party, (x) the sole relief provided is monetary damages that are paid in full by the indemnified party, in which case the indemnified party waives all rights against the indemnifying party, and (y) the indemnifying party’s rights under this Agreement are not adversely affected, or (z) if the indemnifying party refuses or fails to assume the defense of the indemnified party.

7.    Compliance With Law.

7.1

By Both Parties. RxCrossroads and Customer hereby certify that they will not violate the Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) with respect to their performance under this Agreement and any Statement of Work.

7.2

By RxCrossroads. RxCrossroads will comply with all United States federal, state and local laws, regulations, orders, or rules which are applicable to the performance of the Services and obtain all necessary licenses and permits in connection with this Agreement and the performance of the Services. All such licenses and permits shall remain valid, in full force and effect during the term of this Agreement. As of the Effective Date, RxCrossroads has not received any notice (written or verbal) that it is under investigation by any governmental authority, nor has received any request for information or other proceeding by any governmental authority, including warning letters or Section 483 letters under the FFDCA. During the term of this Agreement, RxCrossroads shall promptly provide Customer after receipt thereof with any copy of correspondence received from a governmental authority which affects the performance of the Services, but excluding those correspondence which deal with RxCrossroads’ general business operations. RxCrossroads shall provide Customer with a copy of any correspondence it intends to issue to a governmental authority in response to any investigation prior to providing same to such governmental authority.

7.3

By Customer. Customer will comply with all United States federal, state, and local laws, regulations, orders, or rules that are applicable to the performance of Customer’s obligations under this Agreement and obtain any necessary licenses or permits in connection with this Agreement, except permits and licenses necessary to distribute the Products in each state of the United States. Upon request, Customer agrees to provide RxCrossroads with copies of all required licenses or permits. Such licenses or permits, where required, must be active and in full force and effect for such jurisdictions for RxCrossroads to provide services into the respective jurisdictions.

8.    Representations, Warranties and Covenants

8.1	By Customer.

8.1.1	Organization and Standing. Customer is a corporation duly organized, validly existing and in good standing under the laws of Québec.

8.1.2

Power and Authority. Customer has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the other instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated herein. The execution, delivery, and performance of this Agreement by Customer does not, and the consummation of the transactions contemplated hereby will not, violate (a) any provisions of Customer’s organizational documents; or (b) any agreement, mortgage, lease, instrument, order, judgment, or decree to which Customer is a party or by which Customer is bound; in each case as would not have a material adverse effect.

8.1.3

Action; Binding Effect. Customer has duly and properly taken all action required by applicable laws or its organizational documents to authorize the execution, delivery, and performance of this Agreement and the other instruments to be executed and delivered by it pursuant hereto and thereto and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Customer and constitutes and the other instruments contemplated hereby, when duly executed and delivered by Customer will constitute, legal, valid, and binding obligations of Customer enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity.

8.1.4

Products Marketing Authorization. Customer represents and warrants that the Products have received or are exempt from marketing clearances, approvals, or authorizations (“marketing authorizations”) required by any state or federal law, including but not limited to the Federal Food Drug & Cosmetic Act (“FFDCA”), the Federal Public Health Service Act (“PHSA”) and the regulations promulgated under both the FFDCA and the PHSA, and therefore, may be legally marketed and distributed in accordance with such marketing authorizations or under a legally recognized exemption from such marketing authorizations. Customer represents and warrants that it shall comply with all laws, rules and regulations that apply to the promotion and sale of the Products, including but not limited to the FFDCA, the PHSA, the Prescription Drug Marketing Act (“PDMA”), the Medicare and Medicaid Anti-Kickback Statute, the Civil False Claims Act, the Health Care Fraud Act, and the Criminal False Claims Act. Furthermore, Customer represents and warrants that the Products’ labeling and promotional materials are accurate, complete, and in compliance with the laws, rules, and regulations stated herein.

8.1.5

Trademark; Patent Infringement. Customer represents that, to the best of Customer’s knowledge, the manufacture, sale, and distribution of the Products do not and will not during the term of this Agreement, infringe any patent or other proprietary rights of third-parties.

8.1.6

Continuing Guaranty. Customer represents and warrants and guarantees that all Products shall be in compliance with all federal, state, and local laws, ordinances, regulations, rules, declarations, interpretations, and orders issued thereunder. Furthermore, Customer guarantees that the Products comprising each shipment or other delivery hereafter made by Customer to RxCrossroads at any of RxCrossroads’ facilities are, as of the date of such shipment or delivery, to be, on such date, not adulterated or misbranded within the meaning of the FFDCA, and not an article which may not, under the provisions of section 404, 505, or 512 of the FFDCA, be introduced into interstate commerce.

8.1.7

Products Recall. In the event Customer recalls any of the Products, the party who has caused such recall shall bear all of the costs and expenses of such recall, including, without limitation, expenses, or obligations to third-parties, the cost of notifying customers, and costs associated with the shipment or recalled Products. RxCrossroads shall maintain complete and accurate records for such periods of recall as may be required by applicable law. The parties will cooperate fully with each other in effecting any recall of the Products, including communications with any customers or users.

8.1.8

Customer Complaint Reporting. Customer shall be responsible for notifying the appropriate federal, state, and local authorities of any customer complaints or other events regarding the Products, which are required by any applicable law, rule, or regulation to be reported. RxCrossroads shall provide Customer with any information it receives regarding such complaints or events. Customer shall be responsible for submitting trend analysis, adverse event reports (including, but not limited to medical and non-medical product complaints), and all other events regarding the Products which is required by any applicable law, rule, or regulation to be reported to the appropriate federal, state, and local authorities.

8.2	By RxCrossroads

8.2.1	Organization and Standing. RxCrossroads is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

8.2.2

Power and Authority. RxCrossroads has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the other instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated herein. The execution, delivery, and performance of this Agreement by RxCrossroads does not, and the consummation of the transactions contemplated hereby will not, violate (a) any provisions of RxCrossroads’ organizational documents; or (b) any agreement, mortgage, lease, instrument, order, judgment, or decree to which RxCrossroads is a party or by which RxCrossroads is bound; in each case as would not have a material adverse effect.

8.2.3

Action; Binding Effect. RxCrossroads has duly and properly taken all action required by its organizational documents to authorize the execution, delivery, and performance of this Agreement and the other instruments to be executed and delivered by it pursuant hereto and thereto and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by RxCrossroads and constitutes and the other instruments contemplated hereby, when duly executed and delivered by RxCrossroads will constitute, legal, valid, and binding obligations of RxCrossroads enforceable against it in accordance with their respective terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity.

8.2.4

RxCrossroads’ Regulatory Approvals. RxCrossroads represents, warrants and covenants that it currently has received and that it shall diligently maintain in good standing all necessary licenses, approvals and authorizations required by United States federal, state or local law, statute, regulation, rule, ordinance, order, government directive or guideline relating to persons or companies engaged in importing the Products to the United States; distributing the Products to end-users in the United States; packaging the Products for distribution purposes, and disseminating, receiving, monitoring, and dispensing prescribed Product, including but not limited to PDMA and FFDCA.

8.2.5

Debarment. As of the Effective Date, RxCrossroads has not been debarred and is not subject to debarment pursuant to Section 306 of the FFDCA, nor is it the subject of a conviction described under such section.

8.2.6

Quality of Services. During the term of this Agreement, and of any Statement of Work, RxCrossroads shall perform the Services in a professional, workmanlike manner and in accordance with those specifications which RxCrossroads and Customer agree to in the applicable Statement of Work.

8.2.7

Personnel. During the term of this Agreement and of any Statement of Work, the personnel assigned to perform the Services shall be capable professionally and duly trained and qualified to perform the Services.

9.    Intellectual Property.

9.1

Nothing in this Agreement shall affect a party’s rights to its Background Intellectual Property nor imply a grant of any license to a party’s Background Intellectual Property unless expressly set forth herein or in any Statement of Work.

9.2

The parties hereby acknowledge and agree that the ownership and use rights of any Arising Intellectual Property shall be set forth in the Statement of Work under which the subject Arising Intellectual Property is being developed.

9.3

(a) During the term of this Agreement, each party hereby grants to the other party a non-exclusive license to its Background Intellectual Property to the extent such is reasonably required for performing the Services. For the avoidance of doubt, except as otherwise mutually agreed in writing, neither party may commercially exploit the other’s Background Intellectual Property independently of its performance and/or obligations under this Agreement. Neither party may reverse engineer or create derivative works from the other’s Background Intellectual Property. Unless otherwise agreed in an individual Statement of Work, the license granted under this Subsection 9.3(a) shall terminate upon termination or expiration of this Agreement. Any physical media provided to either party under this Agreement, which contains the other party’s Background Intellectual Property, shall be returned upon termination or expiration of this Agreement. Customer’s rights under this limited license may not be transferred except to a successor in interest of Customer’s entire business who assumes the obligations of this Agreement. Customer shall not have the right to sublicense the rights granted to it under this Subsection 9.3(a) without the express permission of RxCrossroads.

9.4

In the event that, during the term of this Agreement, either party becomes aware of any pending or threatened infringement of any third-party rights arising from activities under this Agreement or from the exploitation of Arising Intellectual Property and/or Background Intellectual Property, such party shall notify the other party thereof in writing within a reasonable time period after confirming the validity of such infringement.

10.    Financial Terms, Billing and Payment.

10.1

Payment Terms. RxCrossroads shall invoice, either by regular mail or email, Customer no more than once each calendar month for the Services based on the fees and charges set forth in the applicable Statement of Work. Payments on undisputed invoices are due and payable to RxCrossroads within [REDACTED: Time Period] of the date of invoice. RxCrossroads may charge interest on late payments on undisputed invoices beginning [REDACTED: Time Period] from the date of invoice at the rate of [REDACTED: Interest Rate] per month or the maximum rate allowed by law, whichever is lower. Customer will notify RxCrossroads, in writing, of any disputed invoices within [REDACTED: Time Period] of the date of invoice. RxCrossroads will investigate Customer’s claim regarding a disputed invoice and reply to Customer with information necessary to resolve the dispute. The parties will work in good-faith to resolve all disputes in a timely manner. Payment on disputed invoices is due within [REDACTED: Time Period] of dispute resolution. Customer will be responsible for collection costs, including reasonable attorneys’ fees, on unpaid amounts placed by RxCrossroads for collection from Customer only. RxCrossroads may require payment of cash in advance if Customer fails to satisfy RxCrossroads’ normal credit standards. To the extent permitted in a Statement of Work, RxCrossroads may offset from any payment due from RxCrossroads to Customer the amount of any undisputed past due amounts due to RxCrossroads from Customer.

10.2

Adjustment of Fees. Unless otherwise agreed in a Statement of Work, fees for Services shall be adjusted by RxCrossroads [REDACTED: Frequency] beginning [REDACTED: Frequency] of this Agreement. Adjustments shall not exceed the net change over the Base Year (month and year of the Effective Date of the Agreement) in the [REDACTED: Computation Method for Adjustments].

10.3

Adjustment of Price to Avoid Hardship. A party may request that the parties establish new rates at any time to the extent that there is a (a) material change in the scope of Services, (b) a material change or imposition of law or regulations that impact the Services, or (c) a material change in the market or industry that increases RxCrossroads’ operational costs to the extent that the application of the agreed price for Services would create an undue hardship on RxCrossroads’ ability to perform Services.

If a party requests that new rates/Services be established as provided above, the parties agree to negotiate in good faith to resolve the issue(s) to the satisfaction of both parties within [REDACTED: Time Period] of written notification to one party by the other.

10.4

Effect of No Agreement for the Adjustment of Price. In the event that the parties cannot mutually agree upon an adjustment in price pursuant to Section 10.3, the parties agree to operate under the following conditions as applicable: (a) with respect to Subsection 10.3(a) a party is not required to comply with a change in scope of the Services; (b) with respect to Subsection 10.3(b) RxCrossroads shall comply with minimum requirements of the law or regulation impacting Services and pass the cost through to Customer; (c) with respect to Subsection 10.3(c) either party may terminate the Agreement pursuant to [REDACTED: Time Period] prior written notice and during the [REDACTED: Time Period] the Customer shall pay to RxCrossroads an amount equal to [REDACTED: Amount] of the increase in RxCrossroads’ operational costs due to the change in the market or industry.

11.    Records and Audits.

11.1

Record Retention. RxCrossroads shall keep full, complete and accurate records in connection with its provision of the Services, including, without limitation, financial records, inventory records, warehouse and distribution information, the delivery status of the Products, evidence of regulatory and quality assurance compliance and a complete record of all data sent to and received from Customer (the “Records”). The Records shall be retained by RxCrossroads for a period of no less than (a) [REDACTED: Time Period] after any termination or expiration of this Agreement or (b) such longer period as may be required by law. RxCrossroads shall perform periodic backups of any of the Records stored electronically in accordance with a reasonable backup schedule and shall implement commercially reasonable technological safeguards to protect Records stored electronically from damage, loss or unintended disclosure.

11.2

Audits. Subject to applicable laws, including those governing confidentiality, Customer shall have the right to audit no more than [REDACTED: Frequency] (unless such audit is “for cause”) and for no more than [REDACTED: Time Period] per audit, during normal business hours, the Records. Audit requests will be in writing and given not less than [REDACTED: Time Period] prior to the anticipated date of the audit. For any audits (not for cause) in excess of [REDACTED: Frequency], Customer shall pay RxCrossroads for the participation of RxCrossroads’ personnel in such audit at the hourly fees set forth in the applicable Statement of Work. Overcharges of Service fees and pass-throughs by RxCrossroads in excess of [REDACTED: Amount] which are discovered during any audit shall incur interest of a rate of [REDACTED: Rate] per month or the maximum rate allowed by law, whichever is lower, from the date of payment by the Customer. At Customer’s cost and expense, RxCrossroads shall provide copies of the Records (i) at Customer’s request during the term of this Agreement and thereafter, and (ii) prior to any destruction thereof. For purposes of this Section 11, the term “for cause” shall mean that RxCrossroads has violated, or is alleged to have violated by a regulatory agency, applicable law, SOPs or general industry practices or a corrective action plan developed as a result of a prior audit or in response to the request of a regulatory agency.

In the event that such audit is conducted by a third-party auditor, (a) such third-party auditor must not have a conflict of interest with RxCrossroads or its affiliates and must sign RxCrossroads’ standard form of confidentiality and non-disclosure agreement prior to commencing the audit, and (b) Customer shall provide RxCrossroads with a set of written guidelines and instructions that it has given such third-party auditor in connection with the audit. In the event that a third-party auditor obtains access to any patient information in connection with such audit, Customer shall indemnify RxCrossroads for any liability associated with (x) such disclosure by RxCrossroads to the third-party auditor, and (y) the disclosure of such information by the third-party auditor. Customer cannot request an audit later than [REDACTED: Time Period] after expiration or termination of this Agreement.

12.    Trademarks. Each party acknowledges each other party’s sole and exclusive ownership of its respective trade names, commercial symbols, trademarks and service marks, whether presently existing or later established (collectively, the “Marks”). No party shall use the other party’s Marks in advertising or promotional materials or otherwise without the owner’s prior written consent. During the term of this Agreement and any Statement of Work (and during any transition period after termination in accordance with Section 3.4 herein), Customer hereby licenses to RxCrossroads (and its affiliates and subcontractors, as applicable) the ability to use the name “EGRIFTA” and any future branded support program names for the Services solely in connection with the performance of the Services.

13.    Force Majeure. The parties shall not be liable in any manner for any delay or failure to perform their obligations hereunder which are beyond their reasonable control, including without limitation, any delay or failure due to strike, labor disputes, riots, earthquakes, storms, floods, blizzards, tornados, hurricanes or other extreme weather conditions, fires, explosion, acts of God, embargoes, war other outbreak of hostilities, terrorist activities, government acts or regulations which directly prevent RxCrossroads or Customer from performing the Services or its obligations contracted for in a Statement of Work, or the failure or inability of carriers, suppliers, delivery services, or telecommunications providers to provide services necessary to enable the parties to perform their obligations hereunder. This provision shall not relieve Customer of its obligation to pay RxCrossroads for Services already rendered or storage charges during the period of Force Majeure, unless the event of Force Majeure prevents RxCrossroads from fulfilling the subject storage obligations. Further the affected party shall use its commercially reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed.

14.    Miscellaneous.

14.1

Governing Law and Venue. This Agreement and the relationship of the parties hereunder will be governed by and interpreted in accordance with the laws of the State of New York without regard to rules of conflicts of laws. The parties hereto hereby waive the right to a trial by jury. The exclusive jurisdiction, forum and venue for any action to enforce or interpret this Agreement shall be in the Supreme Court located in New York, New York County, New York (and all appellate courts therefrom) for any such action filed in state court, or in the United States District Court for the Southern District of New York (and all appellate courts therefrom), for any such action filed in federal court. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to this Agreement.

14.2

Modification. This Agreement may not be modified or supplemented by any agreement or representation that is not contained in this document or the attached Appendices. Amendments to this Agreement must be in writing and signed by the parties.

14.3	Captions. Caption designations are for reference only. They do not interpret, modify, or in any way limit the meaning of this Agreement.

14.4

Waiver. No waiver of breach of any covenant or condition shall be construed to be a waiver of any subsequent breach. No act, delay, or omission done, suffered, or permitted by the parties shall be deemed to exhaust or impair any right, remedy, or power of the parties hereunder.

14.5

Notices. Except as otherwise specified herein, all notices, demands, requests, or other communications which may be or are required to be given, served, or sent by either party to the other party pursuant to this Agreement shall be in writing and shall be (a) delivered personally, (b) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or (c) by overnight courier to the address for such party set forth below or to such other address as may be designated in writing by such party. Notices shall be deemed delivered upon receipt (or refusal to accept receipt) in the case of personal delivery; within three (3) days of mailing in the case of first class mail and within one day of mailing in the case of overnight courier.

(a)	If to RxCrossroads:	RxC Acquisition Company d/b/a
RxCrossroads
Attn: [REDACTED: Position]
10350 Ormsby Park Place, Suite 500
Louisville, KY 40223

With copy of same to (which shall not constitute notice):
RxC Acquisition Company d/b/a RxCrossroads
Attn: [REDACTED: Position]
10350 Ormsby Park Place, Suite 500
Louisville, KY 40223

(b)	If to Customer:	Theratechnologies Inc.
2015 Peel Street
Suite 500
Montreal, Québec, Canada, H3A 1T8

14.6

Severability. In the event that any provision of this Agreement is invalid or unenforceable, such invalid or unenforceable provision shall not invalidate or affect the other provisions of this Agreement which shall remain in effect to be construed as if such provision were not a part hereof, provided that if the invalidation or unenforceability of such provision shall have a material effect on a party’s rights or obligations under this Agreement, then the parties agree to negotiate in good faith a mutually acceptable amendment of this Agreement within [REDACTED: Time Period] of good faith negotiations, then either party shall have the right to terminate this Agreement upon [REDACTED: Time Period] prior written notice to the other party.

14.7

Integration; Amendments. This Agreement, and any other documents incorporated herein by reference, constitutes the entire understanding of the parties hereto and supersedes any prior oral or written communication between the parties with respect to the subject matter hereof, including the Master Services Agreement entered into between RxCrossroads and Customer on May 12, 2014. No modification, alteration, or waiver of any term, covenant, or condition of this Agreement shall be valid unless in writing and signed by both parties.

14.8	Conflicts. In cases of any conflicts between the terms of this Agreement and the terms of any Appendix or Exhibit to this Agreement, the terms of the Agreement will control.

14.9

No Rule of Strict Construction. The parties chose the language used in this Agreement to express their mutual intent. No rule of strict construction shall apply where evidence of intent otherwise is applicable.

14.10

Successor and Assigns. The rights and obligations under this Agreement may not be transferred or assigned to a third-party by either party without the prior written consent of the other party, provided, however, Customer consents to RxCrossroads subcontracting for delivery/postage services, IT services, translation services and temporary workers. Notwithstanding anything contained herein to the contrary, this Agreement can be assigned without prior consent to (a) an Affiliate of the assigning party provided that the assigning party shall remain liable for performance hereunder, or (b) any successor in connection with a merger, acquisition, or sale or transfer of substantially all of the party’s assets or business. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto.

14.11

Independent Contractors. No provision of this Agreement is intended to create or shall be construed to create any relationship between Customer and RxCrossroads, other than that of independent entities contracting with each other solely for the purpose of effecting the provisions of this Agreement. Neither party, nor any of their respective representatives, shall be construed to be the partner, agent, employee, or representative of the other and neither party shall have the right to make any representation concerning the duties, obligations or services of the other except as consistent with the express terms of this Agreement or as otherwise authorized in writing by the party about which such representation is asserted.

14.12	Ownership and Use of Information.

14.12.1

Ownership and Use of Information. Except as provided below or by applicable law, all information collected during the performance of the Services including, but not limited to, records and other data provided to RxCrossroads by Customer shall remain the property of Customer and/or the patient, as applicable. Each party covenants to the other that it shall have received from each patient, consent for the collection, possession, and any use of patient-specific information to the extent required by law. Notwithstanding anything contained herein to the contrary, all information, records and data that RxCrossroads (or any of its Affiliates or contractors) is required to maintain by law, including but not limited to patient records, prescription records and pharmacy records shall be considered the property of RxCrossroads (or such Affiliate or subcontractor, as applicable).

14.12.2

Confidentiality. During the term of this Agreement, it is contemplated that each party may disclose to the other, proprietary and confidential technology, including but not limited to, sales and marketing information, pricing information, strategic business plans, customer information, inventions, reporting packages, system information, proprietary software and related user documentation, clinical and other manuals, pharmacy records, operating procedures, sales and marketing strategies, technical information specifications and protocols, material, reagents, biological materials and the like which are owned or controlled by the party providing such information or which that party is obligated to maintain in confidence (“Confidential Information”). Each party agrees not to disclose and to maintain the Confidential Information of the other party in confidence and not to disclose any such Confidential Information of the other party to a third-party without the prior written consent of the disclosing party and not to use such Confidential Information for any purpose other than as referenced under this Agreement. The receiving party shall only use the Confidential Information of the disclosing party to the extent necessary to perform its obligations hereunder. The obligations of confidentiality will not apply to information which: (a) is in the public domain at the time of disclosure; (b) subsequently becomes known to the public by some means other than a breach of this Agreement, including publication and/or laying open to inspection of any patent applications or patents; (c) is subsequently disclosed to the receiving party by a third-party having a lawful right to make such disclosure and who is not under an obligation of confidentiality to the disclosing party; (d) is approved for public release by the parties. The provisions of this section shall survive the term or termination of this Agreement for any reason for a period of [REDACTED: Time Period]. For the avoidance of doubt, Customer Confidential Information shall not include patient and prescription records that RxCrossroads or its Affiliates are required by law to maintain. Upon termination of this Agreement, the receiving party shall cease using the disclosing party’s Confidential Information, and all such information provided to the receiving party shall be returned to the disclosing party or destroyed immediately upon disclosing party’s request, unless the receiving party is required to maintain such information by any law, rule or regulation, or to comply with auditing requirements or to ensure compliance with this Agreement.

The provisions of this Section 14.12.2 or elsewhere in this Agreement shall not preclude disclosures required by law; provided, however, that prior to disclosing any Confidential Information of the disclosing party pursuant to a subpoena, court order, or other legal requirement, the receiving party will, to the extent permitted by applicable law, notify the disclosing party of such requirement, and permit and provide reasonable cooperation with the disclosing party in taking such steps as the other party reasonably deems appropriate, at the expense of the party seeking to protect the material, including obtaining a protective order, consistent with applicable law to, minimize any loss of confidentiality and protect the disclosing party’s interests in such disclosed material.

This Section 14.12.2 replaces and supersedes any similar provision entered into by the parties prior to May 12, 2014 regarding non-use and confidentiality of Confidential Information.

14.12.3	Confidentiality Regarding Physician and Patient Specific Protected Health Information.

(a)    The parties shall maintain the confidentiality of any patient specific data in accordance with applicable federal and state laws and regulations. The parties agree that Protected Health Information (“PHI”), as defined in 45 CFR Section 164.501 that generally includes all patient identifying information, shall be obtained, stored, used and disclosed in compliance with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of ARRA (“HITECH”) and, where applicable, state law. The parties represent and warrant that they will (i) use PHI only to provide Services (ii) limit access to PHI to those employees who have a need to access PHI to perform the Services (iii) protect and safeguard PHI from unauthorized access and disclose only in a manner acceptable under applicable law (iv) require any contractors and agents to agree to comply with the restrictions to which the parties are bound under this Section 14.12.3, and (v) obtain consent and, where applicable, patient authorization in accordance with applicable law. Notwithstanding anything to the contrary, RxCrossroads shall not provide to any third-party, including Customer or its designees, information identifiable as relating specifically to any patient without the patient’s prior consent or authorization unless otherwise allowable under applicable law and in accordance with the terms hereof.

(b)    RxCrossroads shall maintain the confidentiality of any records relative to prescription data containing patient and prescriber identifiable data in accordance with state law and regulations.

14.12.4

Disclosure. To the extent that either party reasonably determines that it is required to make a filing or any other public disclosure with respect to this Agreement and/or any Statements of Work or the transactions contemplated hereby to comply with the requirements, rules, laws or regulations of any applicable stock exchange, Nasdaq or any governmental or regulatory authority or body, including, without limitation, the U.S. Securities and Exchange Commission (the “SEC”) (collectively, the “Disclosure Obligations”), or if either party reasonably determines that it is required to file a copy of this Agreement and/or any Statements of Work to comply with the Disclosure Obligations, such party shall promptly inform the other party thereof, and prior to making any such disclosure or filing of a copy of this Agreement and/or any Statements of Work, the parties shall mutually agree on the provisions of this Agreement and/or the applicable Statements of Work which the parties shall try to keep confidential by seeking confidential treatment, it being understood that if one party determines that it would like to seek confidential treatment for a provision for which the other party does not, then the parties will use reasonable efforts in connection with such filing to seek the confidential treatment of any such provision.

14.13

Solicitation and Hire of Employees. The parties agree that during the Term, and for a period of [REDACTED: Time Period] thereafter that neither party will directly solicit for purposes of employment, or employ any person presently employed by the other party without the prior written consent of the current employing party. For purposes of this Agreement, “directly solicit” means to initially call or to initiate contact in any other manner with an employee of the other party for the purpose of inducing such employee to leave his or her present position, but such term shall not include as wrongful any contact with, interview or hiring of those employees who (a) have answered standard advertisements, (b) have already resigned their positions without inducement by the other party, or (c) initiate the contact with the other party regarding employment with that party.

14.14

Marketing and Promotional Materials; Press Releases. Customer is responsible for the marketing and promotion of Products in accordance with applicable law. Customer shall approve all written materials used by RxCrossroads in conjunction with the Services. The timing and content of any press releases relating to the relationship between the parties shall be subject to the mutual agreement of the parties; provided that each party may make reference to the existence of this Agreement and describe in general terms the relationship between the parties in connection with any required securities filings without seeking prior consent.

14.15	Ad Valorem Taxes. RxCrossroads shall not be liable for any ad valorem taxes placed upon Products held by RxCrossroads on behalf of Customer at an RxCrossroads’ facility.

14.16

Interpretation. The headings used herein are for convenience only and do not limit the contents of this Agreement. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the identity of the person, persons, or entity may require.

14.17

Third-Party Beneficiary Exclusion. This Agreement is not a third-party beneficiary contract, nor shall this Agreement create any rights on behalf of patients or any other third-parties as against RxCrossroads or Customer. Customer and RxCrossroads reserve the right to amend, cancel, or terminate this Agreement without notice to, or consent of, any patient or other third-party.

14.18

Survival. Any provisions of this Agreement creating obligations that by their terms extend beyond the term of this Agreement will survive the expiration or termination of this Agreement, regardless of the reason for the termination. Without limiting the generality of the foregoing, the following provisions shall survive any expiration or termination hereof: Subsections 3.2.4 (second to last sentence), 3.4 and 4.2, Sections 5, 6, 8, 9, 11, 12, 14 and Subsection 10.1, and all definitional provisions corresponding to the foregoing.

14.19

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of the Agreement, and all of which, when taken together, shall be deemed to constitute one and the same Agreement. Signatures to this Agreement transmitted by fax, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of the Agreement, shall have the same effect as physical delivery of the paper document bearing the original signature.

14.20

Currency. All payments, costs, expenses, charges and/or assessments which are due under or are to be made in accordance with this Agreement or any Statement of Work shall be in U.S. dollars. Any reference to currency or dollars in this Agreement or any Statement of Work shall be to U.S. dollars.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized officers as of the Effective Date first referenced above.

RxC Acquisition Company	Theratechnologies Inc.
d/b/a RxCrossroads

By: /s/ Rob Brown	By: /s/ Luc Tanguay

Name: Rob Brown	Name: Luc Tanguay

Title: Vice President	Title: CEO

By: Marie-Noël Colussi

Name: Marie-Noël Colussi

Title: Vice President, Finance